BD



05036101

STATES
IANGE COMMISSION
D.C. 20549

VF 3-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parnassus Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Market - Steuart Tower, #1600
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Early (415) 778-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woo, James G.
(Name – *if individual, state last, first, middle name*)

601 Montgomery Street, Suite 1010, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. SECTION
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Early, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Investments, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


JUANITA CARNERO
COMM. # 1312273
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. AUG. 3, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

601 Montgomery Street • Suite 1010 • San Francisco, California 94111 • (415) 956-7685 • (415) 956-6528 Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Parnassus Investments

I have audited the accompanying balance sheet of Parnassus Investments (an S Corporation) as of December 31, 2004, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parnassus Investments as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedules II, III and IV is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Woo

February 10, 2005

PARNASSUS INVESTMENTS

BALANCE SHEET -- DECEMBER 31, 2004

ASSETS

Cash	$	928,797
Receivables-		
Affiliate		846,951
Others		220,306
Prepaid expenses		53,345
Investments (Note 2)		1,640,810
Total current assets	$	3,690,209
Property and equipment, at cost, (Note 1)	$	735,742
Less accumulated depreciation		494,417
	$	241,325
Notes receivable	$	2,460,685
Deposits		19,210
	$	2,479,895
Total assets	$	6,411,429

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

BALANCE SHEET -- DECEMBER 31, 2004

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Accounts payable	$	148,506
Accrued liabilities-		
Payroll		122,457
Others		14,950
Taxes		25,491
Total current liabilities	$	311,404
Commitments (Note 3)		
Shareholders' investment		
Common stock, no par value-		
Authorized -- 1,000,000 shares		
Issued and outstanding -- 1,874 shares	$	3,268,430
Retained earnings		2,831,595
Total shareholders' investment	$	6,100,025
Total liabilities and shareholders' investment	$	6,411,429

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Commissions	$	54,668
Management fees		8,799,691
Gross revenues	$	8,854,359
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Schedule I)		5,234,058
Income from operations	$	3,620,301
OTHER INCOME AND EXPENSES:		
Interest and dividend income		155,314
Unrealized gain on investments		57,201
Realized loss on investment		(3,750)
Rental income		238,388
Miscellaneous		219,368
Income before provision for income taxes	$	4,286,822
Provision for income taxes (Note 1)		62,799
Net income	$	4,224,023

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, December 31, 2003	$ 2,312,219
Net income	4,224,023
Dividends	3,704,647
Balance, December 31, 2004	$ 2,831,595

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,224,023
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		37,276
Unrealized gain on investments		(57,201)
Realized loss on an investment		3,750
Loss on disposal of fixed assets		4,312
(Increase) decrease in:		
Receivables		(327,395)
Prepaid expenses		(554)
Increase (decrease) in:		
Accounts payable		6,080
Accrued liabilities		84,153
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	3,974,444
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of fixed assets	$	1,800
Proceeds from sale of investments		-
Purchase of investments		(12,212)
Purchase of equipment		(54,660)
NET CASH USED FOR INVESTING ACTIVITIES	$	(65,072)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	$	(3,704,647)
Collection of notes receivable		209,315
NET CASH USED FOR FINANCING ACTIVITIES	$	(3,495,332)
NET INCREASE IN CASH	$	414,040
CASH AT BEGINNING OF YEAR		514,757
CASH AT END OF YEAR	$	928,797

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

SUPPLEMENTAL INFORMATION ON CASH FLOWS:	
Income taxes paid	$ 47,917

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Summary of Significant Accounting Policies

Business Profile -- The Company is the underwriter and investment adviser for The Parnassus Fund and The Parnassus Income Trust (mutual funds).

Property and Equipment -- Property and equipment are recorded at cost. Renewals and betterments are capitalized. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets. Depreciation expense was $ 37,276 for the year ended December 31, 2004.

Taxes on Income -- The Company, with the consent of its shareholders, has elected under applicable federal and state tax laws to be treated as an S Corporation, whereby, in lieu of corporate income taxes, the shareholders of the Company are taxed on their proportionate share of the Company's income or loss. The provision for income taxes consists of state franchise tax.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising – The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. Investments

The Company's policy is to invest funds primarily in The Parnassus Fund and The Parnassus Income Trust. These investments are carried at fair market value.

3. Commitments

The Company leases office facilities under an operating lease agreement which expires on May 31, 2010.

The following is a schedule of the future minimum lease payments:

Year Ending	Amount
December 31, 2005	$ 583,372
December 31, 2006	644,711
December 31, 2007	660,372
December 31, 2008	676,033
December 31, 2009	691,694
Thereafter	293,644
	$ 3,549,826

The rental expense under the lease agreement was $ 584,459 for the year ended December 31, 2004.

4. Regulatory Requirements

The Company is subject to the regulations and guidelines of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The SEC's "Net Capital Rule" requires the Company to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $ 25,000 and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. Aggregate indebtedness and net capital change from day to day. At December 31, 2004, aggregate indebtedness and its ratio to net capital was as follows:

Net capital	$ 2,841,947
Aggregate indebtedness	311,404
Ratio of aggregate indebtedness to net capital	.11 to 1

5. Information Concerning Credit Risk of Financial Statements

Statement of Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and about concentrations of credit risk for all financial instruments.

Concentrations of credit risk financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments.

The potential concentration of credit risk pertaining to temporary cash investments will vary throughout the year depending upon the level of cash deposits versus amounts insured. The amount of cash subject to such risk as of December 31, 2004, was $ 680,397.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE 1

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Bank charges	$ 11,777
Insurance	12,671
Organizational dues	14,926
Education and training	15,993
Taxes and license	17,077
Telephone	22,371
Equipment rental	25,523
Office supplies	29,698
Travel and entertainment	32,165
Depreciation	37,276
Professional fees	39,939
Outside services	40,655
Postage and mailing	46,784
Research expense	65,282
Miscellaneous	68,447
Contributions	70,801
Regulatory fees	62,098
Employee benefits	86,148
Printing and reproduction	100,172
Software licensing fees	143,881
Advertising and marketing	171,732
Personnel expenses & fees	260,135
Rent	591,337
Broker service fees	1,167,394
Salaries	2,099,776
	$ 5,234,058

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

SCHEDULE II

Computation of Net Capital Pursuant to Rule 15c 3-1

Total shareholders' investment from Balance Sheet	$ 6,100,025
Less - nonallowable assets	3,014,971
Net capital before haircuts on securities	$ 3,085,054
Less - haircuts on securities	243,107
Net capital	$ 2,841,947
Minimum net capital required	$ 25,000
Excess net capital	$ 2,816,947

Schedule of Nonallowable Assets

Notes receivable	$ 2,460,685
Accounts receivable	220,306
Investments	20,100
Deposits	19,210
Prepaid expenses	53,345
Property and equipment	241,325
	$ 3,014,971

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

SCHEDULE III

Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

The reconciliation between the computation of net capital per Schedule II and the Company's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per Company	$ 2,841,947	$ 311,404
Computation per Schedule II	$ 2,841,947	$ 311,404

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

SCHEDULE IV

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

601 Montgomery Street ∘ Suite 1010 ∘ San Francisco, California 94111 ∘ (415) 956-7685 ∘ (415) 956-6528 Fax

To the Board of Directors of
Parnassus Investments

In planning and performing my audit of the financial statements of Parnassus Investments for the year ended December 31, 2004, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Broker-Dealers, and should not be used for any other purpose.

February 10, 2005